6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

August 4, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                               Overstock.com, Inc.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166871
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 4, 2010
File No. 000-49799

Dear Mr. Owings:

Set forth below are the responses of Overstock.com, Inc. (the “Company,” “we” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2010, with respect to the Company’s Form S-1 initially filed with the Commission on May 14, 2010, File No. 333-166871 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 16.Commitments and Contingencies, page F-35

5.                                      We note your response to comment five from our letter dated August 3, 2010. Please revise your proposed Commitments and Contingencies disclosure to also include the aggregate amount accrued for all contingencies. Show us what your disclosure will look like revised.

In response to the Staff’s comment we have modified our proposed June 30, 2010 Form 10-Q disclosure that we submitted in our letter dated August 3, 2010 as follows (with the changes underlined):

Legal Proceedings

From time to time, the Company receives claims of and becomes subject to consumer protection, employment, intellectual property and other commercial litigation related to the conduct and operation of the Company’s business and the sale of products on the Company’s Website. In connection with such litigation, the Company may be subject to significant damages. We may also be subject to equitable remedies and penalties. Such litigation could be costly and time consuming and could divert or distract Company management and key personnel from its business operations. The Company does not currently believe that any of its outstanding litigation will have a material adverse effect on its financial statements or business. However, due to the uncertainty of litigation and depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect the Company’s business, results of operations, financial position, or cash flows.

On February 2, 2007, along with five shareholder plaintiffs, the Company filed a lawsuit in the Superior Court of California, County of San Francisco against Morgan Stanley & Co. Incorporated, Goldman Sachs & Co., Bear Stearns Companies, Inc., Bank of America Securities LLC, Bank of New York, Citigroup Inc., Credit Suisse (USA) Inc., Deutsche Bank Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., and UBS Financial Services, Inc. In September 2007, the Company filed an amended complaint adding two plaintiff shareholders, naming Lehman Brothers Holdings Inc. as a defendant, eliminating the previous claim of intentional interference with prospective economic advantage and clarifying various points of other claims in the original complaint. The suit alleged that the defendants, who control over 80% of the prime brokerage market, participated in an illegal stock market manipulation scheme and that the defendants had no intention of covering short sell orders with borrowed stock, as they are required to do, causing what are referred to as “fails to deliver” and that the defendants’ actions caused and continue to cause dramatic distortions within the nature and amount of trading in the Company’s stock as well as dramatic declines in the share price of the Company’s stock. The suit asserts that a persistent large number of “fails to deliver” creates significant downward pressure on the price of a company’s stock and that the amount of “fails to deliver” has exceeded the Company’s entire supply of outstanding shares. The suit accused the defendants of violations of California securities laws and common law, specifically, conversion, trespass to chattels, intentional interference with prospective economic advantage, and violations of California’s Unfair Business Practices Act. In April 2007, defendants filed a demurrer and motion to strike the Company’s complaint. The Company opposed the demurrer and motion to strike. In July 2007 the court substantially denied defendants’ demurrer and motion to strike. In November 2007, the defendants filed additional motions to strike. In February 2008, the court denied defendants’ motion to strike the Company’s claims under California’s Securities Anti-Fraud statute and defendants’ motion to strike the Company’s common law punitive damages claims, but granted in part the defendants’ motion to strike Overstock’s claims under California’s Unfair Business Practices Act, while allowing the Company’s claims for injunctive relief under California’s Unfair Business Practices Act. Lehman Brothers Holdings filed for bankruptcy on September 15, 2008 and Barclays Bank has purchased its investment banking and trading business. The Company elected not to pursue its claims against Lehman Brothers Holdings in the bankruptcy proceedings. Dislocations in the financial markets and economy could result in additional bankruptcies or consolidations that may impact the litigation or the ability to collect a judgment. On January 12, 2009, Goldman Sachs Group, Inc., Goldman Sachs &Co., Goldman Sachs Execution & Clearing L.P., Citigroup, Inc, Citigroup Global markets, Inc., Credit Suisse (USA) Inc., and Credit Suisse Securities (USA) LLC filed a motion to strike portions of the Second Amended Complaint regarding certain allegations of conspiracy among defendants and the request for punitive damages. Also, on January 12, 2009, Goldman Sachs Group, Inc., Goldman Sachs &Co., Goldman Sachs Execution & Clearing L.P., Citigroup, Inc, Citigroup Global markets, Inc., Credit Suisse (USA) Inc., and Credit Suisse Securities (USA) LLC filed a demurrer to the first and second causes of action for conversion and trespass to chattels and a motion to strike various other allegations of the Second Amended Complaint. On March 19, 2009, the Court sustained the demurrer to first and second causes of action but granted leave to amend the complaint. The motion to strike was denied. On April 20, 2009, the Company amended its complaint against all the defendants, re-pleading conversion and trespass to chattels causes of action. Defendants again filed demurrer to the amended complaint and, on July 23, 2009, the court sustained the demurrer. Discovery in this case continues. A trial date has been set for September 12, 2011. The Company intends to continue to vigorously prosecute this action.

On April 15, 2008, the Company received a letter from the Office of the District Attorney of Marin County, California, stating that the District Attorneys of Marin and four other counties in Northern California have begun an investigation into the way the Company advertises products for sale, together with an administrative subpoena seeking related information and documents. The subpoena requests a range of documents, including documents relating to pricing methodologies, definitions of core and partner product, as well as other site-defined terms, and the methods of internal and external pricing of products, as well as documents related to the pricing of a list of product items identified in the subpoena. The Company has responded to the subpoena and has engaged in resolution discussions with these authorities. In January 2010, attorneys for the Company received correspondence from the Office of the District Attorney of County of Santa Clara in which the same offices of the various district attorneys made a collective proposal to resolve the dispute by the Company’s payment of $8.5 million. In March 2010, the Company received correspondence from the Office of the District Attorney of the County of Monterey in which the respective offices of the various district attorneys have made a collective proposal to resolve the dispute by the Company’s payment of $7.5 million in penalties and reimbursement. The Company disagrees with the proposal and continues to discuss this matter with the authorities involved. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. ~~The Company has accrued a liability for this loss contingency. However, no estimate of a possible loss or range of loss can be made. It is reasonably possible that the potential loss may exceed our accrued liability.~~ The Company believes that it follows industry advertising practices and intends to continue to cooperate with the investigation.

On May 30, 2008 the Company filed a complaint in New York state court against the New York State Department of Taxation and Finance, its Commissioner, the State of New York and its governor, alleging that a recently enacted New York state tax law is unconstitutional. The effect of the New York law is to require Internet sellers to collect and remit New York sales taxes on their New York sales even if the seller has no New York tax “nexus” other than with New York based independent contractors who are Internet advertising affiliates. The complaint asks for the court to declare the law unconstitutional and enjoin its application to the Company. New York filed a motion to dismiss. The Company responded to the motion and filed a motion for summary judgment, and both motions were heard simultaneously. On January 12, 2009, the court granted New York’s motion to dismiss and denied the Company’s motion for summary judgment. On February 12, 2009, the Company filed notice of appeal, and argued the appeal on October 29, 2009. The appeal is still pending before the New York Supreme Court, Appellate Division.

On August 12, 2008, the Company along with seven other defendants, was sued in the United States District Court for the Northern District of California, by Sean Lane, and seventeen other individuals, on their own behalf and for others similarly in a class action suit, alleging violations of the Electronic Communications Privacy Act, Computer Fraud and Abuse Act, Video Privacy

Protection Act, and California’s Consumer Legal Remedies Act and Computer Crime Law. The complaint relates to the Company’s use of a product known as Facebook Beacon, created and provided to the Company by Facebook, Inc. Facebook Beacon provided the means for Facebook users to share purchasing data among their Facebook friends. The parties extended by agreement the time for defendants’ answer, including the Company’s answer, and thereafter, the Plaintiff and Facebook proposed a stipulated settlement to the court for approval, which would resolve the case without requirement of financial contribution from the Company. On March 17, 2010, over objections lodged by some parties, the court accepted the proposed settlement. Various parties objecting to the settlement have appealed and their appeal is now pending. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made.

On November 14, 2008, the Company filed suit in Ohio state court against the Ohio Tax Commissioner, the Ohio Attorney General and the Governor of Ohio, alleging the Ohio Commercial Activity Tax is unconstitutional. Enacted in 2005, Ohio’s Commercial Activity Tax is based on activities in Ohio that contribute to production or gross income for a company whether or not the company has a physical presence in or nexus within the state. The Company’s complaint asked for a judgment declaring the tax unconstitutional and for an injunction preventing any enforcement of the tax. The defendants moved to dismiss the case. On July 28, 2009, the trial court ruled that there was no justiciable controversy in the case, as the Company had not yet been assessed a tax, and it granted the defendants’ motions to dismiss. In September 2009, the Company received a letter of determination from the Ohio Department of Taxation noting the Department’s determination that the Company is required to register for remitting of the Commercial Activity Tax, and owes $612,784 in taxes, interest, and penalties as of June 30, 2009. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. ~~The Company has accrued a liability for this loss contingency. However, no estimate of a possible loss or range of loss can be made. It is reasonably possible that the potential loss may exceed our accrued liability.~~ The Company believes the determinations to be unlawful, erroneous and is vigorously contesting the determination.

On March 10, 2009, the Company was sued in a class action filed in the United States District Court, Eastern District of New York. Cynthia Hines, the nominative plaintiff on behalf of herself and others similarly situated, seeks damages under claims for breach of contract, common law fraud and New York consumer fraud laws. The Plaintiff alleges the Company failed to properly disclose its returns policy to her and that it improperly imposed a “restocking” charge on her return of a vacuum cleaner. The Company filed a motion to dismiss based upon assertions that the Company’s agreement with its customers requires all such actions to be arbitrated in Salt Lake City, Utah. Alternatively, the Company asked that the case be transferred to the United States District Court for the District of Utah, so that arbitration may be compelled in that district. On September 8, 2009 the motion to dismiss or transfer was denied, the court stating that the Company’s browsewrap agreement was insufficient under New York law to establish an agreement with the customer to arbitrate disputes in Utah. On October 8, 2009, the Company filed a Notice of Appeal of the court’s ruling. The appeal was denied. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The suit is in its early stages, and the Company intends to vigorously defend this action.

On September 23, 2009 the Company along with 27 other defendants was sued by SpeedTrack, Inc. in the United States District Court in the Northern District of California. The Company is alleged to have infringed a patent covering search and categorization software. The Company believes that certain third party vendors of products and services sold to the Company are contractually obligated to indemnify the Company in this action. On November 11, 2009, the parties stipulated to stay all proceedings in the case until resolution of a the United States Patent and Trademark Office had concluded and resolved a reexamination of the patent in question, and also until a previously filed infringement action against Wal-Mart Stores, Inc. and other retailers resulted either in judgment or dismissal. Subsequently, the parties agreed to extend the time for defendants’ complaint answer until 21 days following a court order to lift the stay to which the parties stipulated. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The Company intends to vigorously defend this action and pursue its indemnification rights with its vendors.

On or about September 25, 2009 Alcatel-Lucent USA, Inc. filed suit against the Company and 12 other defendants in the United States District Court in the Eastern District of Texas. The Company is alleged to have infringed three Internet-related and search software patents. The Company believes that certain third party vendors of products and services sold to the Company are contractually obligated to indemnify the Company in this action. The Company has answered the complaint. The case is in its early stages. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The Company intends to vigorously defend this action and pursue its indemnification rights with its vendors.

On or about November 11, 2009 Downunder Wireless, LLC filed suit against the Company and 21 other defendants in the United States District Court in the Eastern District of Texas for infringement of a patent for cell phones with a downward deploying antenna, angled away from the user’s face. Other named defendants are retailers or manufacturers of cell phones which allegedly infringe this patent. The Company believes that certain third party vendors of cell phone products sold to the Company are contractually obligated to indemnify the Company in this action. The Company answered the complaint and moved, along with other defendant retailers for a stay of the action pending the outcome of the case against manufacturers. In response Downunder voluntarily requested that the Company and other retailer defendants be dismissed from the case, and on May 18, 2010, the court dismissed the Company and the other retailers.

On or about December 16, 2009 Denmel Holdings, LLC filed suit against the Company and 25 other defendants in the United States District Court in the Central District of Utah for infringement of a patent for a device used to house and recharge several electronic devices, such as cell phones and pagers. The Company believes that certain third party vendors of such devices sold to the Company are contractually obligated to indemnify the Company in this action. By agreement, the Company has not yet answered the complaint. The case is in its early stages. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The Company intends to vigorously defend this action and pursue its indemnification rights with its vendors.

On or about January 15, 2010 the Center for Environmental Health filed suit against the Company and 138 other defendants in Superior Court of California, County of Alameda, for selling handbags that allegedly exceed the allowable lead content limits specified in California Proposition 65. The Company’s supplier of the goods specified in the complaint is providing for the Company’s defense in the action pursuant to its contractual indemnification obligations. The Company has not yet answered the complaint. In April 2010 the court approved a stipulated settlement among the parties which resolved the case without requirement of financial contribution from the Company. The case is now concluded.

On or about January 15, 2010 Nancy Davis LLC filed suit against the Company in the United States District Court in the Central District of California for trademark infringement for heart-shaped, peace sign jewelry. The Company believes that certain third party vendors of such products sold to the Company are contractually obligated to indemnify the Company in this action. The Company has answered the complaint. The case is in its early stages. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The Company intends to vigorously defend this action and pursue its indemnification rights with its vendors.

On May 11, 2010 Site Update Solutions, LLC filed suit against the Company and 34 other defendants in the United States District Court in the Eastern District of Texas for infringement of a patent claiming “a process for maintaining ongoing registration for pages on a given search engine . . . a method to actively cause an updating of a specific internet search engine database regarding a particular WWW resource.” The Company has answered the complaint. The case is in its early stages. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. The Company intends to vigorously defend this action and pursue its indemnification rights with its vendors.

On July 2, 2010 AdjustaCam LLC filed suit against the Company and 59 other defendants in the United States District Court in the Eastern District of Texas for infringement of a patent covering hinged apparatuses for supporting cameras The Company believes that if called upon to defend the action, certain third party vendors of such devices sold to the Company are contractually obligated to indemnify the Company in this action. The case is in its early stages. The nature of the loss contingencies relating to claims that have been asserted against the Company are described above. However no estimate of the loss or range of loss can be made. If served with summons and complaint, the Company would vigorously defend this action and pursue its indemnification rights with its vendors.

The Company has received a notice from the Securities and Exchange Commission (“SEC”) stating that the SEC is conducting an investigation concerning the Company’s previously-announced financial restatements of 2006 and 2008 and other matters. The subpoena accompanying the notice covers documents related to the restatements and also to the Company’s billings to its partners in the fourth quarter of 2008 and related collections, and its accounting for and implementation of software relating to its accounting for customer refunds and credits, including offsets to partners, and related matters. The Company has been and will continue cooperating fully with the investigation.

The Company establishes liabilities when a particular contingency is probable and estimable. The Company believes the $1.1 million accrued at June 30, 2010 ~~amounts provided~~ in its consolidated financial statements is ~~are~~ adequate in light of the probable and estimable liabilities. It is reasonably possible that the potential losses may exceed our accrued liabilities.

The Company has other ~~certain~~ contingencies which are reasonably possible, ~~with exposures to loss which are in excess of the amount accrued.~~ however, the ~~remaining~~ reasonably possible exposure to loss cannot currently be estimated.

The Company recognized a reduction in legal expenses of $600,000 and $1.2 million during the three and six months ended June 30, 2009, respectively, related to the settlement of legal matters. There were no amounts received related to the settlement of legal matters during the six months ended June 30, 2010.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.